UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2015

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 – 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

http://www.methanex.com

FOR IMMEDIATE RELEASE

May 1, 2015

METHANEX REPORTS ON ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual and Special Meeting held April 30, 2015 in Vancouver, British Columbia.

A total of 78,269,499 common shares were voted at the meeting, representing 85.3% of all outstanding shares as at the record date of March 2, 2015. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
BRUCE AITKEN	75,302,394	99.68%	238,655	0.32%
HOWARD BALLOCH	75,427,825	99.85%	113,224	0.15%
PHILLIP COOK	75,503,334	99.95%	37,715	0.05%
JOHN FLOREN	75,446,616	99.87%	94,433	0.13%
THOMAS HAMILTON	74,374,833	98.46%	1,166,216	1.54%
ROBERT KOSTELNIK	75,407,957	99.82%	133,092	0.18%
DOUGLAS MAHAFFY	75,284,088	99.66%	256,961	0.34%
A. TERENCE POOLE	74,171,149	98.19%	1,369,900	1.81%
JOHN REID	75,331,488	99.72%	209,561	0.28%
JANICE RENNIE	75,093,484	99.41%	447,565	0.59%
MONICA SLOAN	74,772,975	98.98%	768,074	1.02%
MARGARET WALKER	75,314,495	99.70%	226,554	0.30%

In addition, the resolution approving certain amendments to the Company’s by-laws as more particularly set forth in the management proxy circular dated March 6, 2015 and the press release dated April 16, 2015 was carried with 99% of the votes cast in favour of such resolution. Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll-Free 1-800-661-8861

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 1, 2015	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary